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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing

OCT 12 2018

Washington DC

SEC FILE NUMBER
8-69653

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/17 (MM/DD/YY) AND ENDING 06/30/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dynamic Yields Capital Market, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1334 South First Street
(No. and Street)

San Jose	California	95110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kent Ralph Nelson Whitney 408-622-0100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RH CPA
(Name – *if individual, state last, first, middle name*)

215 -43 48th Avenue	Bayside	New York	11364
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kent Ralph Nelson Whitney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dynamic Yields Capital Market, LLC, as of June 30, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SEC Mail Processing

OCT 12 2018

Washington, DC

[signature]

Signature

Chief Financial Officer

Title

[signature]

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Santa Clara } S.S

Subscribed and sworn to (or affirmed) before me on this 08th day of October, 20 18, by Kent Ralph Nelson Whitney,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

MAI UYEN THI BUI
Notary Public - California
Santa Clara County
Commission # 2234093
My Comm. Expires Apr 9, 2022

(Seal) Signature [signature]

RH CPA
38-25 Bell Blvd, Bayside, NY 11361
Tel: +1 914-343-2547
Email: Vivianhu@rhgroupcpa.com

Report of Independent Registered Public Accounting Firm

To the Directors and Equity Owners of Dynamic Yields Capital Markets, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Dynamic Yields Capital Markets, LLC (the "Company") as of June 30, 2018, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedule I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

RH CPA

RH CPA

We have served as the Company's auditor since 2018
Bayside, NY
October 9, 2018

Dynamic Yields Capital Market LLC
Statement of Financial Condition
June 30, 2018

ASSETS	
Current Assets	
Cash	$19,746
Total Cash	$19,746
Total Current Assets	$19,746
TOTAL ASSETS	**$19,746**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accrued Expenses	$13,574
Total Accrued Expenses	$13,574
Total Current Liabilities	$13,574
Total Liabilities	$13,574
Equity	
Net Member's Equity	$6,172
Total Equity	$6,172
TOTAL LIABILITIES & EQUITY	**$19,746**

See accompanying notes to financial statements

Dynamic Yields Capital Market LLC
Statement of Operations
For the Twelve Months Ended June 30, 2018

	TOTAL
Income	
Revnue	$0
Total Income	$0
Expense	
Bank Service Charges	$110
Communications	$2,207
Copy Machine	$94
Financial Audit	$5,810
FINRA Fees	$6,050
Internet	$120
Rent Expense	$3,216
Taxes - State	$65
Telephone Expense	$154
Utilities	$300
Total Expense	$18,126
Net Income (Loss)	($18,126)

See accompanying notes to financial statements

Dynamic Yields Capital Market LLC
Statement of Cash Flows
For the Twelve Months Ended June 30, 2018

OPERATING ACTIVITIES	
Net Loss	($18,126)
Adjustments to reconcile Net Loss	
to net cash provided by operations:	
Accrued Expenses:Accrued Expense - Audit Accrued	$3,884
Accrued Expenses:Audit Accrued Expenses	$6,905
Accrued Expenses:Communication	($141)
Accrued Expenses:Compliance	($4,000)
Accrued Expenses:State Tax Accrued	$65
Net cash used in Operating Activities	($11,413)
FINANCING ACTIVITIES	
Capital Contribution	$15,000
Net cash provided by Financing Activities	$15,000
Net cash increase for year	$3,587
Cash at beginning of year	$16,159
Cash at end of year	**$19,746**
Supplemental disclosure of cash flow information	
Cash paid for interest	$0
Cash paid for taxes	$0

See accompanying notes to financial statements

Dynamic Yields Capital Maket, LLC
Statement of Changes in Member's Equity
For the Twelve Months Ended June 30, 2018

Balance, June 30, 2017	$9,298
Net Income for the Period	($18,126)
Capital Contributions	$15,000
Capital Distributions	$0
Total Capital Contributed (Withdrawn)	$15,000
Balane, June 30, 2018	$6,172

See accopanying notes to financial statements

DYNAMIC YIELDS CAPITAL MARKETS, LLC

NOTES TO FINANCIAL STATEMENTS

As of June 30, 2018

(1) Nature of business and significant accounting policies

Nature of business - Dynamic Yields Capital Markets, LLC (the "Company") is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Regulatory Authority ("FINRA") authorized to act as a mutual fund retailer and a broker or dealer selling variable life insurance or annuities. The Company plans to commence operations during fiscal 2019.

These financial statements cover the period from July 1, 2017, through June 30, 2018. A summary of the Company's significant accounting policies follows:

Revenue recognition - The Company recognizes revenues when earned.

Income taxes - The Company is not a taxpaying entity for federal and state income tax purposes. The member's allocable share of the Company's taxable income or loss is taxed on the member's income tax returns. No provision or liability for federal income taxes has been included in the consolidated financial statements. Minimum California Income, Franchise and Fees are accrued in the amount of $2,035 as of June 30, 2018.

The Company is not currently under examination by any taxing jurisdiction.

Use of estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Net Capital requirements

The Company is required to maintain a minimum net capital, as defined in Rule 15c3-1 under the Securities Exchange Act of 1934 (as amended), equivalent to the greater of$5,000 or 1/15 of aggregate indebtedness. Net capital and aggregate indebtedness may vary from day to day. As of June 30, 2018, the Company had net capital of $6,172 which was $1,172 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 2.2 to 1 as of June 30, 2018

DYNAMIC YIELDS CAPITAL MARKETS LLC
NOTES TO FINANCIAL STATEMENTS
As of June 30, 2018

(3) Recently Issued Accounting Pronouncements

The Financial Accounting Standards Board (the "F ASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs")

For the period ending June 30, 2018, various ASUs issued by the F ASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

(4) Subsequent Events

The Company has evaluated subsequent events occurring through the date that the financial statements were available to be issued, for events requiring recording or disclosure in the Company's consolidated financial statements. The Company's financial statements were filed after the required due date. These financial statements do not contain any adjustment for potential penalties and or fines that may arise due to the late filing

(5) COMMITMENTS AND CONTINGENCIES

Commitments

The Company had no commitments, no contingent liabilities and had not been named as defendant in any lawsuit at June 30, 2018, or during the period then ended.

(6) GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at June 30, 2018, or during the period then ended.

(7) RELATED PARTY TRANSACTIONS

The Company rents office space from an affiliate related by common ownership under a written Expense Sharing Agreement, which also covers various administrative expenses and use of furniture and equipment. The Sole Member contributed all of these expenses for the period ending June 30, 2018, for a total of $3,883, included in various expense line items in the statement of income.

SUPPLEMENTARY INFORMATION

Dynamic Yields Capital Markets, LLC

SCHEDULE I- COMPUTATION OF NET CAPITAL AND AGGREGATE IN DEBTEDNESS UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

June 30, 2018

COMPUTATION OF NET CAPITAL	$6,172
Total member's equity	
Deductions and/or charges:	
Non-allowable assets:	
None	0
Non-allowable assets	$ 0
Net capital before haircuts on securities positions	$6,172
Haircuts on securities positions	0
Net capital	$6,172
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total liabilities from statement of financial condition	$13,574
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required (6 2/3% of Total Liabilities $13,574)	$905
Minimum net capital requirement	$5,000
Net capital requirement (Greater of the	$5,000
Excess net capital	$1,172
Ratio: Aggregate indebtedness to net capital	2.2 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION	
Net capital in Company's Part II FOCUS report,	
Form X-17a-5 (unaudited) as of June 30, 2018	$10,056
Member's Equity	($3,884)
Net capital per above	$6,172

There was a difference of $3,884 between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated June 30, 2018.

See report of independent registered public accounting firm

Dynamic Yields Capital Market, LLC

Schedule II- Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to SEC Rule 15c3-3

As of June 30, 2018

The Company is exempt from the provision of Rule 15c3-3 under paragraph (k)(1) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. The Company will effectuate all financial transactions on behalf of its customers on a fully disclosed basis.

RH CPA
38-25 Bell Blvd, Bayside, NY 11361
Tel: +1 914-343-2547
Email: Vivianhu@rhgroupcpa.com

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Dynamic Yields Capital Markets identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Dynamic Yields Capital Markets claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(1) (the "exemption provisions") and (2) Dynamic Yields Capital Markets stated that Dynamic Yields Capital Markets met the identified exemption provisions throughout the most recent fiscal year without exception. Dynamic Yields Capital Markets management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Dynamic Yields Capital Markets compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

RH CPA

RH CPA

October 9, 2018

Assertions Regarding Exemption Provisions

We, as members of management of Dynamic Yields Capital Market, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement~ the management of the Company hereby makes the following assertions.

Identified Exemption Provision

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(l).

Statement Regarding Meeting Exemption Provision

The Company met the identified exemption provision without exception throughout the period July 1, 2017 through June 30, 2018.

Dynamic yields Capital Market, LLC By:

Kent Whitney

Kent R. N. Whitney

Chief Financial Officer

October 9, 2019

RH CPA
Tel: +1 914-343-2547
38-25 Bell Blvd, Bayside, NY 11361
Email: Vivianhu@rhgroupcpa.com

October 9, 2018

SEC Mail Processing SEC Mail Processing
OCT 11 2018 OCT 12 2018
Washington, DC Washington, DC

To the Directors and Equity Owners of
Dynamic Yields Advisory
1334 South First Street
San Jose, California 95110

We have audited the financial statements of Dynamic Yields Advisory (The Company) as of and for the year ended June 30, 2018, and have issued our report thereon dated October 8, 2018. Professional standards require that we advise you of the following matters relating to our audit.

Our Responsibility in Relation to the Financial Statement Audit

As we previously communicated to you in our engagement letter, our responsibility, as described by professional standards, is to form and express an opinion about whether the financial statements that have been prepared by management with your oversight are presented fairly, in all material respects, in accordance with the standards of the Public Company Accounting Oversight Board in the United States of America. Our audit of the financial statements does not relieve you or management of its respective responsibilities.

Our responsibility, as prescribed by professional standards, is to plan and perform our audit to obtain reasonable, rather than absolute, assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control over financial reporting. Accordingly, as part of our audit, we considered the internal control of the Company solely for the purpose of determining our audit procedures and not to provide any assurance concerning such internal control.

We are also responsible for communicating significant matters related to the audit that are, in our professional judgment, relevant to your responsibilities in overseeing the financial reporting process. However, we are not required to design procedures for the purpose of identifying other matters to communicate to you.

Planned Scope and Timing of the Audit

We conducted our audit consistent with the planned scope and timing we previously communicated to you.

Compliance with All Ethics Requirements Regarding Independence

The engagement team, others in our firm, as appropriate, and our firm, have complied with all relevant ethical requirements regarding independence.

Significant and Critical Accounting Policies and Practices

Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The Company's significant accounting policies are disclosed in the notes to the financial statements as required by generally accepted accounting principles pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. No new accounting policies were adopted and the application of existing accounting policies was not changed during the year. We noted no transactions entered into by the Company during the year for which accounting policies are controversial or for which there is a lack of authoritative guidance or consensus or diversity in practice.

Critical accounting policies and practices are those that are both most important to the portrayal of the Company's financial condition and results and require management's most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. The critical accounting policies used by Dynamic Yields Advisory are included in Note 1 to the financial statements.

Critical Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Critical accounting estimates are estimates for which (1) the nature of the estimate is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and (2) the impact of the estimate on financial condition or operating performance is material. There were no critical accounting estimates affecting the financial statements that were necessary to disclose.

Significant Unusual Transactions

For purposes of this letter, professional standards define significant unusual transactions as transactions that are outside the normal course of business for the Company or that otherwise appear to be unusual due to their timing, size or nature. We noted no significant unusual transactions during our audit.

Internal Control Issues

During the course of our audit work we encountered no significant control deficiencies in your system of internal control

Related-party Relationships and Transactions
As part of our audit, we evaluated the Company's identification of, accounting for, and disclosure of the Company's relationships and transactions with related parties as required by professional standards. We noted that the Company did have transactions with related parties. Details of those transactions are included in the footnotes to the financial statements. The Company will reclassify the shared expense allocation liability to contribution if the Company not intend to repaid it in 2019.

Quality of the Company's Financial Reporting
Management is responsible not only for the appropriateness of the accounting policies and practices, but also for the quality of such policies and practices. Our responsibility under professional standards is to evaluate the qualitative aspects of the company's accounting practices, including potential bias in management's judgments about the amounts and disclosures in the financial statements, and to communicate the results of our evaluation and our conclusions to you. During the course of the audit we encountered no instances of inappropriate accounting policies or practices and no indication of any bias in management's judgments about the amounts and disclosures in the financial statements.

Uncorrected and Corrected Misstatements
Professional standards require us to accumulate misstatements identified during the audit, other than those that are clearly trivial, and to communicate accumulated misstatements to management. If applicable, we have included in the reporting package that accompanies this letter, a schedule summarizing the uncorrected misstatements that we presented to management and the corrected misstatements, other than those that are clearly trivial, that, in our judgment, may not have been detected except through our auditing procedures. In our judgment, none of the misstatements that management has corrected, either individually or in the aggregate, indicate matters that could have a significant effect on the Company's financial reporting process.

Management has determined that the effects of the uncorrected misstatements are immaterial, both individually and in the aggregate, to the financial statements as a whole. The uncorrected misstatements or the matters underlying them could potentially cause future period financial statements to be materially misstated, even though, in our judgment, such uncorrected misstatements are immaterial to the financial statements under audit.

Identified or Suspected Fraud
We received no communication or obtained information that indicates fraud may have occurred.

Exceptions to Exemption Provisions
In connection with our review of the Company's exemption report, we did not identify any exceptions to the exemption provisions that would cause the Company's assertions not to be fairly stated, in all material respects.

Disagreements with Management
For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditor's report. We
are pleased to report that no disagreements with management arose during the course of our audit.

Difficulties Encountered in Performing the Audit
We encountered no significant difficulties in dealing with management in performing and completing our audit.

Representations Requested from Management
We have requested and received certain written representations from management as of the audit report date.

Management's Consultations with Other Accountants
In some cases, management may decide to consult with other accountants about auditing and accounting matters. Management informed us that, and to our knowledge, there were no consultations with other accountants regarding auditing and accounting matters.

Other Significant Matters, Findings or Issues
Our responsibility also includes communication to you other findings or issues, if any, arising from the audit that are, in our professional judgment, significant and relevant to those charged with governance regarding their oversight of the financial reporting process, including matters identified with respect to related party entities. We have no other matters, findings or issues to communicate.

Supplemental Information
Based on the regulatory requirements of SEC Rule 17a-5, the Company presents that accompanies the financial statements. We subjected that supplemental information to audit

procedures in accordance with PCAOB Auditing Standard No. 17, Auditing Supplemental Information Accompanying Audited Financial Statements. Based on our audit procedures performed, the supplemental information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

This communication is intended solely for the use of the Board of Directors and/or management of Dynamic Yields Advisory and is not intended to be, and should not be, used by anyone other than these specified parties.

Sincerely,

RH CPA

RH CPA